Exhibit 99.1

Pan American Silver produced record 6.9 Million Ounces of Silver in the Fourth Quarter of 2012

2012 Annual Silver Production Reached Record 25.1 Million Ounces

All amounts expressed in US$ unless otherwise indicated

VANCOUVER, Jan. 22, 2013 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company") (NASDAQ: PAAS) (TSX: PAA) produced a record 6.9 million ounces of silver during the fourth quarter of 2012, propelling the Company to a new annual production record of 25.1 million ounces for the full year.

The Company also produced a record 32,381 ounces of gold during the fourth quarter of 2012, lifting annual gold production to112,283 ounces, also a new record.

Fourth Quarter 2012 Preliminary Unaudited Operational Highlights *

•	Record silver production of 6.9 million ounces, an increase of 30% over the fourth quarter of 2011
•	Record gold production of 32,381 ounces, an increase of 88% over the fourth quarter of 2011
•	Preliminary, consolidated cash costs of $11.75 per ounce of silver, net of by-product credits

2012 Full Year Preliminary Unaudited Operational Highlights *

•	Record silver production of 25.1 million ounces, an increase of 15% from 2011
•	Record gold production of 112,300 ounces, an increase of 43% from 2011
•	Preliminary consolidated cash costs of $12.03 per ounce of silver, net of by-product credits

* Cash costs per ounce for both the quarter and full year have been estimated and could change based on final audited results.

Geoff Burns, President and CEO of Pan American commented, "2012 was an excellent production year for Pan American.  We achieved our targets for silver production and cash costs during the fourth quarter and for the full year, and in the process we set new quarterly and annual production records for silver and gold.  In large part this was the result of the acquisition and integration of the Dolores mine.  However, we also saw both our La Colorada and San Vicente mines establish new annual silver production records.  We are expecting 2013 to be even better, as we are forecasting increases in both our silver and gold production while our cash costs per ounce remain basically unchanged."

Full year 2012 silver and gold production and preliminary, unaudited cash costs by mine are presented in the following table:

Mine	2012 Ag Production (Moz)	2012 Au Production (Oz)(1)	Cash Costs(2)
La Colorada	4.4	3,600	$8.64
Alamo Dorado	5.4	18,000	$5.05
Dolores(3)	2.7	43,500	$4.05
Huaron	2.9	700	$17.51
Morococha (92.2%)	2.1	2,800	$23.48
San Vicente (95%)	3.7	0	$18.92
Manantial Espejo	3.6	43,300	$14.65
Quiruvilca(4)	0.3	400	$36.33
Total	25.1	112,300	$12.03

(1)	Rounded to the nearest hundred
(2)	Cash costs per silver ounce, net of by-product credits. Average by-product metal prices during 2012 were: Au
$1,671.02/oz, Zn $1,961/tonne, Pb $2,052/tonne, Cu $7,879/tonne.
(3)	Includes production from April 1, 2012 until December 31, 2012.
(4)	The Company sold the Quiruvilca mine effective June 1, 2013.

Pan American also produced 36,848 tonnes of zinc, 12,266 tonnes of lead and 4,162 tonnes of copper for the full year 2012.

2013 Operational Forecast

This year, Pan American expects to produce 25 to 26 million ounces of silver, an increase of up to one million ounces from 2012, while gold production is expected to climb to up to 34% to between 140,000 and 150,000 ounces.

Cash costs are forecast at $11.80 to $12.80 per ounce of silver for 2013, net of by-product credits, which is comparable to 2012 actual results.

The Company anticipates similar levels of base metals production in 2013 at 36,000 to 39,600 tonnes of zinc, 11,500 to 12,500 tonnes of lead, and 3,500 to 4,000 tonnes of copper.

Capital investments in 2013 are expected to total $157 million. The Dolores mine, where several major projects are planned, will require approximately $68 million. Dolores' capital projects include; the construction of the first phase of leach pad 3, significant pre-stripping and the systematic rehabilitation of the mining fleet.  The Company also plans to invest $15 million at La Colorada, $7.5 million at Alamo Dorado, $20 million at Huaron, $15 million at Morococha, $11.5 million at San Vicente, and $20 million at Manantial Espejo.

The following table presents 2013 forecast silver and gold production and cash costs by mine:

Mine	2013 Ag Production (Moz)	2013 Au Production (Oz)(1)	Cash Costs(2)
La Colorada	4.60 - 4.70	4,300 - 4,500	$9.00 - $9.75
Alamo Dorado	4.80 - 5.00	16,000 - 16,500	$8.25 - $8.50
Dolores	3.25 - 3.45	63,500 - 68,000	$2.25 - $3.50
Huaron	2.85 - 2.95	500 - 1,000	$20.00 - $22.00
Morococha (92.2%)	2.40 - 2.60	2,200 - 2,500	$20.50 - $22.25
San Vicente (95%)	3.75 - 3.85	0	$17.26 - $18.00
Manantial Espejo	3.35 - 3.45	53,500 - 57,500	$13.00 - $14.25
Total	25.00 - 26.00	140,000 - 150,000	$11.80 - 12.80

(1)	Rounded to the nearest hundred
(2)	Cash costs per silver ounce, net of by-product credits. By-product metal prices assumptions used for 2013 cash costs calculation: Au $1,600/oz, Zn $1,925/tonne, Pb $1,975/tonne, Cu $7,800/tonne

Commenting on 2013's production and capital forecast, Steve Busby, Chief Operating Officer, said, "2013 looks to be another record setting-production year for Pan American.  We're calling for up to a one million ounce increase in silver production and up to a 34% jump in gold production.  I am also pleased to say that it appears as though our cash costs have stabilized at 2012 levels of between $11.80 and $12.80 per ounce."  Mr. Busby continued, "Our capital budget for 2013 is larger than normal, as we have several multi-year projects planned for 2013 at our operations.  These include; construction of leach pad 3 at Dolores, and tailings dam expansions at Huaron, San Vicente and La Colorada, as well as a significant open pit push back at Alamo Dorado. I'm expecting our capital programs to return to more normal levels in 2014 once these projects are completed."

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will announce its unaudited 2012 fourth quarter and 2012 consolidated results on
Wednesday, February 20, 2013 after market close.  A conference call and live audio webcast to discuss the results will be held on Thursday, February 21 at 11:00 am EST (8:00 am PST).  To access the conference, North American participants dial 1-888-390-0546, followed by conference ID 94638671.  A live audio webcast can be accessed at http://www.newswire.ca/en/webcast/detail/1098699/1197127.
Listeners may also gain access to the webcast by logging on at
http://www.panamericansilver.com/category/events/?eventDate=2013-02&eventDisplay=month.  The call will be available for replay for one week after the call by dialing 1-416-764-8677 and entering PIN
638671.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the La Virginia development project in Sonora, Mexico, the Waterloo silver project in California, USA as well as both the Navidad silver project and Calcatreu gold project in Argentina.

NON-IFRS MEASURE - CASH COSTS PER OUNCE

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL

CASH COST PER OUNCE OF SILVER PRODUCED IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW.

CASH COSTS PER OUNCE PRODUCED DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER ENTITIES.  SEE OUR MD&A FOR THE YEAR ENDED DECEMBER 31, 2011 FILED ON SEDAR AT WWW.SEDAR.COM FOR A RECONCILIATION OF CASH COSTS PER OUNCE PRODUCED TO THE MOST DIRECTLY COMPARABLE ACCOUNTING MEASURE UNDER IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION.  FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2013; OUR CASH COSTS PER OUNCE OF SILVER IN 2013; OUR CAPITAL INVESTMENTS FOR 2013; AND OUR CAPITAL PROGRAMS IN 2014.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION.  SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: FLUCTUATIONS IN SILVER, GOLD AND BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL,  EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; OUR ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION.  FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS, AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS OR INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY LAW.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 07:30e 22-JAN-13